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                                   EXHIBIT 12

                 HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

                                                                            Year Ended December 31
                                                 ------------------------------------------------------------------------
(In millions)                                          2002            2001            2000            1999          1998
-------------------------------------------------------------------------------------------------------------------------
Net income                                         $1,636.5        $1,727.9        $1,396.1        $1,205.5      $  364.7
Income taxes                                          850.0           949.8           773.1           658.6         396.1
                                                 ------------------------------------------------------------------------
Income before income taxes                          2,486.5         2,677.7         2,169.2         1,864.1         760.8
                                                 ------------------------------------------------------------------------

Fixed charges:
  Interest expense/(1)/                             3,052.1         3,295.6         3,182.8         2,305.2       2,067.5
  Interest portion of rentals/(2)/                     58.0            52.2            42.9            37.7          48.1
                                                 ------------------------------------------------------------------------
Total fixed charges                                 3,110.1         3,347.8         3,225.7         2,342.9       2,115.6
                                                 ------------------------------------------------------------------------
Total earnings as defined                          $5,596.6        $6,025.5        $5,394.9        $4,207.0      $2,876.4
                                                 ========================================================================
Ratio of earnings to fixed charges/(3)/                1.80            1.80            1.67            1.80          1.36
                                                 ========================================================================
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(1)  For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3) The 2002 ratio has been negatively impacted by the settlement charge and related expenses associated with our agreement with a multi-state working group of state attorneys general and regulatory agencies to effect a nationwide resolution of alleged violations of consumer protection, consumer lending and banking laws and regulations in our retail branch consumer lending operations. Excluding the settlement charge and related expenses of $333.2 million (after-tax), our ratio of earnings to fixed charges would have been 1.97 percent. The 1998 ratio has been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation ("Beneficial"). Excluding
     Beneficial merger and integration costs of $751 million after-tax, our ratio of earnings to combined fixed charges and preferred stock dividends in 1998 was 1.83.